Exhibit 99.1
EXHIBIT 99.1

EXPLANATION OF RESPONSES
(1)
Pursuant to the Agreement and Plan of Merger, dated December 17, 2025 (the “Merger Agreement”), by and among Udemy, Inc., a Delaware corporation (“Udemy”), Coursera, Inc., a Delaware public benefit corporation (“Issuer”), and Chess Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Issuer (“Merger Sub”), effective as of May 11, 2026, Merger Sub merged with and into Udemy (the “Merger”), with Udemy surviving the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.00001 per share, of Udemy, held by Insight Venture Partners VII, L.P., Insight Venture Partners VII (Co-Investors), L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Delaware) VII, L.P. and Grace Software Cross Fund Holdings, LLC was converted into the right to receive 0.800 share of common stock, par value $0.00001 per share, of Issuer (“Shares”).

(2)
For purposes of the exemption under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, the Board of Directors of the Issuer approved the acquisition of any direct or indirect pecuniary interest in any and all of the Shares by the Reporting Persons as a result of or in connection with the transactions reported in this Form 3.

(3)	Held directly by Insight Venture Partners VII, L.P.
(4)	Held directly by Insight Venture Partners VII (Co-Investors), L.P.
(5)	Held directly by Insight Venture Partners (Cayman) VII, L.P.
(6)	Held directly by Insight Venture Partners (Delaware) VII, L.P.
(7)	Held directly by Grace Software Cross Fund Holdings, LLC.